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CXFFEEBLACK
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CXFFEEBLACK©
AGAIN

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cxffeeblack FAM! We won most notable roaster in the WORLD and raised 69k in 72 hours to buy back the block!? So grateful 😤 ... more

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jujubushman Aaayyyyee!

donna4film 🙌🏾🙌🏾🙌🏾🙌🏾🎥🎥🎥

cxffeeblack Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure

2 days ago